UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                           SCHEDULE 13G
                          (Rule 13d-102)

      Information Statement Pursuant to Rules 13d-1 and 13d-2
             Under the Securities Exchange Act of 1934

                        (Amendment No. 2)*

                Kurzweil Applied Intelligence, Inc.

                         (Name of Issuer)


                           COMMON STOCK
                  (Title of Class of Securities)

                             501321103
                          (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501321103                               Page 2 of 10 Pages

___________________________________________________________________________
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Horsley Bridge Partners, Inc.
          16-1193261
___________________________________________________________________________
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  / /
                                             (b)  /x/

___________________________________________________________________________
(3)   SEC USE ONLY


___________________________________________________________________________
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
___________________________________________________________________________
                          (5)      SOLE VOTING POWER
                                   0
                          ________________________________________________
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              0
EACH REPORTING PERSON     ________________________________________________
WITH                      (7)      SOLE DISPOSITIVE POWER
                                   0
                          ________________________________________________
                          (8)      SHARED DISPOSITIVE POWER
                                   0

___________________________________________________________________________
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
___________________________________________________________________________
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)


___________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%
___________________________________________________________________________
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IA, CO
___________________________________________________________________________

CUSIP No. 501321103                          Page 3 of 10 Pages

___________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Phillip Horsley
      ###-##-####
___________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  / /
                                             (b)  /x/

___________________________________________________________________________
(3)   SEC USE ONLY


___________________________________________________________________________
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
___________________________________________________________________________
                          (5)      SOLE VOTING POWER
                                   0
                          ________________________________________________
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              0
EACH REPORTING PERSON     ________________________________________________
WITH                      (7)      SOLE DISPOSITIVE POWER
                                   0
                          ________________________________________________
                          (8)      SHARED DISPOSITIVE POWER
                                   0

___________________________________________________________________________
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
___________________________________________________________________________
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)


___________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%
___________________________________________________________________________
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IN
___________________________________________________________________________

CUSIP No. 501321103                          Page 4 of 10 Pages

___________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gary L. Bridge
      ###-##-####
___________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  / /
                                             (b)  /x/

___________________________________________________________________________
(3)   SEC USE ONLY


___________________________________________________________________________
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
___________________________________________________________________________
                          (5)      SOLE VOTING POWER
                                   0
                          ________________________________________________
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              0
EACH REPORTING PERSON     ________________________________________________
WITH                      (7)      SOLE DISPOSITIVE POWER
                                   0
                          ________________________________________________
                          (8)      SHARED DISPOSITIVE POWER
                                   0

___________________________________________________________________________
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
___________________________________________________________________________
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)


___________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%
___________________________________________________________________________
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IN
___________________________________________________________________________

                                                  Page 5 of 10 Pages

ITEM 1.

      (a)    NAME OF ISSUER.  Kurzweil Applied Intelligence, Inc.

      (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                    411 Waverly Oaks Road
                    Waltham, Massachusetts  02154

ITEM 2.

      (a)    NAME OF PERSON FILING.

             This Schedule 13G Statement is filed on behalf of Horsley Bridge Partners, Inc. ("HBP"), Phillip Horsley ("Horsley") and Gary L. Bridge ("Bridge"). HBP, Horsley and Bridge are sometimes hereinafter collectively referred to as the "Reporting Persons."

      (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             The principal business office of HBP, Horsley and Bridge is:

                    505 Montgomery Street
                    San Francisco, California  94111

      (c)    CITIZENSHIP.

                    HBP is organized in the State of Delaware.

                    Horsley and Bridge are each citizens of the U.S.A.

      (d)    TITLE OF CLASS OF SECURITIES.

                    Common Stock

      (e)    CUSIP NUMBER.

                    501321103

ITEM 3.

             This Statement is being filed pursuant to Rules 13d-1(b) or 13d-2(b) and HBP is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

             Horsley and Bridge are the trustees of certain family trusts which own all of the stock of HBP and are the directors of HBP and, therefore, may be deemed to share the voting and dispositive power held by

                                             Page 6 of 10 Pages

HBP. Horsley and Bridge are filing this joint Schedule 13G Statement along with HBP in accordance with the Securities and Exchange Commission's interpretive policy that individuals who control an entity which is eligible to file reports on Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) may file a joint
Schedule 13G with such Schedule 13G eligible entity, provided that such individuals' holdings (exclusive of those held through such entity) do not
exceed 1% and a separate cover page is filed for each such individual.   See
e.g. No-action letters issued to Edward C. Johnson 3d (available August 20,
1991) and Berkshire Hathaway, Incorporated (available October 3, 1986).
Horsley and Bridge do not beneficially own any shares of the Common Stock of Kurzweil Applied Intelligence, Inc. other than indirectly through HBP.

ITEM 4.      OWNERSHIP.

             With respect to each of the Reporting Persons as of June 30, 1997:

             (a)    Amount Beneficially Owned:               0

             (b)    Percent of Class:                        0.0%

             (c)    Number of shares as to which such person has:

                    (i)   sole power to vote
                          or to direct the vote:             None

                    (ii)  shared power to vote or
                          to direct the vote:                None

                    (iii) sole power to dispose or
                          to direct the disposition of:      None

                    (iv)  shared power to dispose or to
                          direct the disposition of:         None

             Effective on July 1, 1995, HBP and Xerox Corporation ("Xerox") entered into an Asset Management Agreement pursuant to which HBP has been appointed by Xerox to act as investment manager with respect to certain securities issued by Kurzweil Applied Intelligence, Inc. ("KAI") which are
owned by Xerox.   As of July 31, 1996, Xerox owned (i) 823,787 shares of Common
Stock of KAI ("Common Stock"), and (ii) warrants, which were then exercisable, for the purchase of an additional 53,143 shares of Common Stock. Pursuant to the terms of the Management Agreement, HBP has power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock owned by Xerox and to be acquired by Xerox upon exercise of the warrants described above. Horsley and Bridge are the trustees of certain family trusts which own all of the stock of HBP and are the directors of HBP.

                                                  Page 7 of 10 Pages

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.

                                                  Page 8 of 10 Pages


ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1997


                                        HORSLEY BRIDGE PARTNERS, INC.


                                        By: /s/ Phillip Horsley
                                        -----------------------------
                                             Phillip Horsley
                                        Its: President



                                        /s/ Phillip Horsley
                                        ----------------------------
                                                PHILLIP HORSLEY



                                        /s/ Gary L. Bridge
                                        ----------------------------
                                                GARY L. BRIDGE

                                              Page 9 of 10 Pages

                                EXHIBIT INDEX


EXHIBIT                                                               PAGE

Exhibit A    Joint Filing Agreement Pursuant to
             Rule 13d-1(f)(1)(iii)                                    10

                                                  Page 10 of 10 Pages

                                  EXHIBIT A

             Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.

                                        HORSLEY BRIDGE PARTNERS, INC.


                                        By:/s/ Phillip Horsley
                                        ----------------------------
                                             Phillip Horsley
                                        Its: President



                                        /s/ Phillip Horsley
                                        ----------------------------
                                                PHILLIP HORSLEY



                                        /s/ Gary L. Bridge
                                        ----------------------------
                                                GARY L. BRIDGE